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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                  BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   092067 10 7
                      (CUSIP Number of Class of Securities)

 Jeffrey P. Jacobs, Individually and as President of Jacobs Entertainment Ltd.,
                                 the manager of
                      Diversified Opportunities Group Ltd.
                               425 Lakeside Avenue
                               Cleveland, OH 44114
                                 (216) 861-4390

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                JANUARY 13, 1997
             (Date of Event which Requires Filing of this Statement)
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        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 096612 10 6
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

        DIVERSIFIED OPPORTUNITIES GROUP LTD. -- FEIN: 34-1828344

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)   [X]
                                                                      (b)   [ ]

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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS

        OO

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)
                                                                            [ ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        OHIO

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                     7.     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                1,333,333
OWNED BY EACH        -----------------------------------------------------------
REPORTING PERSON     8.     SHARED VOTING POWER
WITH
                            -0-
                     -----------------------------------------------------------
                     9.     SOLE DISPOSITIVE POWER

                            1,333,333
                     -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER

                            -0-

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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,333,333

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.8%

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14.     TYPE OF REPORTING PERSON

        OO

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CUSIP No. 096612 10 6

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

        JEFFREY P. JACOBS -- SSN: ###-##-####

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)   [X]
                                                                      (b)   [ ]

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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS

        OO

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)
                                                                            [ ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

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                      7.     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                 20,000
OWNED BY EACH         ----------------------------------------------------------
REPORTING PERSON      8.     SHARED VOTING POWER
WITH
                             -0-
                      ---------------------------------------------------------
                      9.     SOLE DISPOSITIVE POWER

                             20,000
                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                             -0-

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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        20,000

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.5%

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14.     TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------


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                    This Amendment No. 1 to Schedule 13D is being filed on
behalf of Diversified Opportunities Group Ltd., an Ohio limited liability company ("Diversified"), for the purpose of reporting the completion of the next phase of its transaction (the "Transaction") with Black Hawk Gaming & Development Company, Inc. ("Black Hawk"). It is also being filed on behalf of Jeffrey P. Jacobs ("Jacobs"), the manager of Jacobs Entertainment Ltd., which is the manager of Diversified, to report his beneficial ownership of shares of Black Hawk.

                    On January 13, 1997, Black Hawk held a special meeting (the "Special Meeting") of its shareholders and obtained the approval (the "NASD Approval") required of its shareholders pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. Following the Special Meeting, Black Hawk issued and delivered to Diversified a convertible note in the principal amount of $6,000,000 (the "$6,000,000 Note") and the original convertible note in the principal amount of $1,500,000 (the "Original Note") was cancelled. A copy of the $6,000,000 Note is attached hereto as Exhibit A.

                    On November 12, 1996, Jacobs was granted options to acquire 60,000 Shares. The options become exercisable 1/3 upon conversion of the entire unpaid principal balance of the $6,000,000 Note and 1/3 each upon the first and second anniversary dates of such conversion. Jacobs is deemed to beneficially own 20,000 Shares because the $6,000,000 Note may be converted at any time by Diversified.

                    Terms used but not otherwise defined in this Amendment No. 1 shall have the meanings given to such terms in the original Schedule 13D filed for Diversified dated November 12, 1996.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    Item 3 is amended and supplemented as follows:

                    To date only $1,500,000 of the $6,000,000 Note has been funded by Diversified. The remaining $4,500,000 will be paid by Diversified at such time as is required in connection with the financing being negotiated by Black Hawk/Jacobs Entertainment, LLC, a Colorado limited liability company (the "LLC"), or at such time as otherwise agreed to by Black Hawk and Diversified. It is contemplated that the $4,500,000 will be paid by Diversified on or before March 15, 1997.

                    It is anticipated that the remaining $4,500,000 of the $6,000,000 Note will be financed with the proceeds of a loan from Richard E. Jacobs, father of Jacobs and grantor and a potential beneficiary of the Opportunities Trust, one of the members of Diversified. Any such loan would be made pursuant to the terms of the Credit Agreement and Revolving Note dated as of July 31, 1996, attached to Diversified's original Schedule 13D dated November 12, 1996 as Exhibits A and B, respectively.

                    Jacobs was not required to pay any consideration for the options.


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ITEM 4.             PURPOSE OF TRANSACTION.

                    On January 13, 1997, at the Special Meeting, Black Hawk obtained the NASD Approval. Following the Special Meeting, Black Hawk issued and delivered to Diversified the $6,000,000 Note and the Original Note was cancelled.

                    Since Black Hawk obtained the NASD Approval, all or any portion of the unpaid principal due under the $6,000,000 Note is convertible into Shares at a conversion price of $5.25 per Share at any time upon the election of Diversified and, if not yet fully converted, will be automatically converted into Shares at such time as (i) Diversified has acquired or received all necessary and appropriate regulatory, licensing and other approvals from the Colorado Division of Gaming, the Commission and the Colorado state and local liquor licensing authorities and (ii) the Commission approves the issuance to the LLC of a retail gaming license. The foregoing automatic conversion must occur unless certain purchase or redemption provisions contained in the Operating Agreement apply.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

                    Items 5(a) and 5(b) are amended and supplemented as follows:

                    (a) As of January 13, 1997, Black Hawk indicated to Diversified that the number of Shares it had outstanding was 2,659,534 not taking into account any Shares reserved for issuance upon conversion of the Note or exercise of any options. As of January 13, 1997, Diversified had beneficial ownership of 1,333,333 Shares, and Jacobs had beneficial ownership of 20,000 Shares. The 20,000 Shares relate to 60,000 options which were granted to Jacobs on November 12, 1996 and become exercisable 1/3 upon conversion of the entire unpaid principal balance of the $6,000,000 Note and 1/3 each upon the first and second anniversary dates of such conversion. Therefore, Diversified and Jacobs together have acquired 35.3% of the outstanding common stock of Black Hawk.

                    (b) Diversified has the sole power to vote and dispose of all 1,333,333 Shares it beneficially owns and Jacobs has the sole power to vote and dispose of all 20,000 Shares he beneficially owns. Because Jacobs is the sole Manager of Entertainment, the Manager of Diversified, Jacobs may be deemed to have sole power to vote or to direct the voting of the Shares and have shared power with the Trust to dispose or to direct the disposition of Shares. Jacobs disclaims beneficial ownership of the Shares beneficially owned by Diversified.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

                    A. Amended and Restated Convertible Note dated January 13,
                       1997, executed by Black Hawk in favor of Diversified.

                    B. Joint Filing Agreement of Diversified and Jacobs dated
                       January 13, 1997.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                         January 13, 1997
                                         ---------------------------------------

                                         DIVERSIFIED OPPORTUNITIES
                                         GROUP LTD.

                                         By:  Jacobs Entertainment Ltd., its
                                              Manager

                                         By:  /s/ Jeffrey P. Jacobs
                                             ----------------------------------
                                             Jeffrey P. Jacobs, President


                                             /s/ Jeffrey P. Jacobs
                                         --------------------------------------
                                         Jeffrey P. Jacobs, individually











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                                EXHIBIT INDEX

Exhibit               Description                                Page No.
-------               -----------                                --------

  A                   Amended and Restated Convertible Note
                      dated January 13, 1997, executed by
                      Black Hawk in favor of Diversified.

  B                   Joint Filing Agreement of Diversified
                      and Jacobs dated January 13, 1997.